Exhibit 99.1

Update: ReTo Eco-Solutions Receives Funding with Launch of Second High-Visibility Beijing Winter Olympics Competition Zone Project

BEIJING, CHINA – January 28, 2021 - ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”), a provider of technology solutions for the improvement of ecological environments, today announced it received State-backed funding with the launch of its second high-visibility Beijing Winter Olympics Competition Zone project. The latest project launch follows ReTo’s successful August 2020 launch of a state-of-the-art wastewater treatment solution, as part of the Yanqing-to-Chongli Expressway, connecting the two competition zones for the 2022 Beijing Winter Olympics in the Yanqing district of Beijing and the Chongli district of Zhangjiakou.

ReTo worked with Tsinghua University Academy of Fine Arts on the latest high-profile, national priority research and development plan for the project. The project features many advanced technology applications in the fields of solid waste utilization, 3-D printing, solar energy utilization, energy storage and luminescent materials. As a national priority scientific research project, it will serve as a core of the Shougang Park, the main venue of the Beijing Winter Olympics, where a series of key events will be held. Under the project plan, ReTo will develop the technology, equipment and special materials, necessary facilities in the park, and the Company will provide ongoing maintenance and management of the eco-friendly solution.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “We are very excited to have a role in this showcase national project, which is directly aligned with our philosophy of Technology Improves Ecology. We have an excellent long-term relationship with Tsinghua University, and we are pleased to be cooperating together on this latest project. Tsinghua University has helped us to stay ahead of the industry in China and internationally by cooperating with us on advanced technology and concepts. The successful launch of this project underscores the breadth of our technology and eco-friendly solutions, and serves as a powerful platform to raise our profile as we pursue new growth opportunities.”

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO), through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the ability of additional features and customized configurations on its machinery and equipment products to attract new customers; 2) the ability of the growth of its business to resume in the near future; and 3) the further spread of COVID-19 or the occurrence of another wave of cases and the impact it may have on the Company’s operations are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com